Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP ANNOUNCES ELECTION OF DIRECTORS AND BOARD

COMMITTEE COMPOSITION

Valcourt, Quebec, May 29, 2025 – BRP Inc. (TSX: DOO; NASDAQ: DOOO) (the “Company”) held earlier today its annual and special meeting of shareholders in a virtual format. The meeting was broadcast via live webcast and the recording will be available shortly on BRP’s website at www.brp.com.

At the meeting, all of the nominees for directors listed in the Company’s management proxy circular dated April 23, 2025, were elected by a majority of the votes cast by shareholders present or represented by proxy. Voting results for each nominee were as follows:

Nominee	Votes For	%	Votes Against	%

Élaine Beaudoin	258,493,135	99.63%	952,828	0.37%

Pierre Beaudoin	242,105,878	93.32%	17,340,085	6.68%

Joshua Bekenstein	242,166,488	93.34%	17,279,475	6.66%

José Boisjoli	258,362,681	99.58%	1,083,281	0.42%

Charles Bombardier	258,469,371	99.62%	976,591	0.38%

Ernesto M. Hernández	259,150,950	99.89%	295,013	0.11%

Katherine Kountze	259,174,234	99.90%	271,730	0.10%

Nicholas Nomicos	259,055,372	99.85%	390,591	0.15%

Edward Philip	256,483,186	98.86%	2,962,776	1.14%

Michael Ross	259,036,378	99.84%	409,585	0.16%

Barbara Samardzich	257,611,248	99.29%	1,834,715	0.71%

Hildegard Maria Wortmann (effective as of July 1st, 2025)	259,412,106	99.99%	33,858	0.01%

Changes to the Board Committees

The table below reflects the composition of the Board committees as of May 29th, 2025, except for Ms. Hildegard Maria Wortmann who will join the Audit Committee and the Nominating, Governance and Social Responsibility Committee effective as of July 1st, 2025.

Directors	Audit Committee	Human Resources and Compensation Committee	Investment and Risk Committee	Nominating, Governance and Social Responsibility Committee
Élaine Beaudoin
Pierre Beaudoin		Member		Member
Joshua Bekenstein		Member		Member
José Boisjoli (Chair)			Member
Charles Bombardier			Member
Katherine Kountze	Member
Ernesto M. Hernández	Member		Member
Nicholas Nomicos	Member		Member
Edward Philip		Chair		Chair
Michael Ross	Chair
Barbara Samardzich (Lead independent director)		Member	Chair
Hildegard Maria Wortmann (effective as of July 1st, 2025)	Member			Member

To learn more about BRP’s Board members, click here.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:	For investor relations:

Émilie Proulx	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com